Note 6 Regulatory matters and litigation

Putnam Investment Management, LLC, (Putnam Management) an indirect wholly owned subsidiary of Putnam, LLC, and an affiliate of TH Lee, Putnam Capital Management LLC, entered into agreements with the Securities and Exchange Commission (SEC) and the Massachusetts Securities Division settling charges connected with excessive shortterm trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders and the funds. The restitution amount will be allocated to shareholders of certain Putnam funds (not including the fund) pursuant to a plan developed by an independent consultant, with payments to shareholders of such funds currently expected by the end of the summer.

The Securities and Exchange Commissions and Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds (but not including the fund). Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

On March 23, 2005, Putnam Management entered into a settlement with the Securities and Exchange Commission resolving its inquiry into Putnam Managements alleged failure to fully and effectively disclose a former brokerage allocation practice to the Board of Trustees and shareholders of the Putnam Funds. This practice, which Putnam Management ceased as of January 1, 2004, involved allocating a portion of the brokerage on mutual fund portfolio transactions to certain brokerdealers who sold shares of Putnam
mutual funds.    Under the settlement order, Putnam Management
has paid a civil penalty of $40 million and disgorgement of $1 to the Securities and Exchange Commission. These amounts subsequently will be distributed to certain Putnam funds pursuant to a plan to be approved by the Securities and Exchange Commission. As part of the settlement, Putnam Management neither admitted nor denied any wrongdoing. Although the Manager is not a party to this settlement, the Manager intends to make a voluntary payment to the fund on the same basis as the civil penalty payable to the applicable Putnam funds.